SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 7, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES
EXHIBIT INDEX
EX-10.1
EX-10.2
EX-10.3

     On September 7, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a Loan Agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”) pursuant to which Navios Holdings provided $40.0 million in short term financing. The $40.0 million facility with Navios Holdings has a margin of LIBOR plus 300 bps and a term of 18 months, maturing on April 1, 2012. The Loan Agreement is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.
     On September 24, 2010, through a wholly-owned subsidiary, Navios Holdings entered into a letter amendment (the “Amendment”) to its existing Loan Agreement with DNB NOR BANK ASA for a loan facility of up to $65.5 million. The Amendment provides for changes to certain definitions. The Amendment is attached hereto as Exhibit 10.2 to this Report and is incorporated herein by reference.
     On September 30, 2010, Aramis Navigation Inc., a wholly-owned subsidiary of Navios Holdings, entered into a $40.0 million facility agreement with Emporiki Bank of Greece S.A. (the “Facility Agreement”), to be drawn in three tranches, in connection with partially financing the purchase and construction of a capesize bulk carrier. Navios is a guarantor of the Facility Agreement. Amounts under the Facility Agreement are payable in 20 equal installments (reduced proportionately if the full amount is not drawn) of $1.5 million and a balloon payment of $10.0 million to be paid on the last payment date. The repayment of each tranche starts six months after the drawdown date with respect to each tranche. The interest rate of the Facility Agreement is LIBOR plus 2.75 bps per annum, as described in the Facility Agreement.
     The Facility Agreement restricts the borrowers from, certain corporate activities, including incurring any further indebtedness without the consent of the bank. In addition, the Facility Agreement requires compliance with various covenants, including those covenants contained in the senior notes indenture of Navios Holdings, as well as compliance with certain levels of security value and specified financial covenants. The Facility Agreement identifies certain events that will constitute an event of default, including, (i) the non-compliance with certain covenants, (ii) if there is a default, in certain circumstances, under the Navios Holdings’ Indenture and (iii) if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock of Navios Holdings.
     A copy of the Facility Agreement is attached hereto as Exhibit 10.3 to this Report and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 14, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Loan Agreement for $40.0 million with Navios Maritime Holdings Inc., dated September 7, 2010
10.2	Letter Amendment dated September 24, 2010
10.3	Facility Agreement of upto $40.0 million dated September 30, 2010